File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

(Filed May 2, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated May 2, 2007

Vitro Reports a Strong First Quarter

San Pedro Garza García, Nuevo León, Mexico – May 2, 2007 – Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 1Q'07 unaudited results. Year over year consolidated sales increased 6.0 percent and EBITDA rose 30.0 percent. The consolidated EBITDA margin increased 290 basis points to 15.9 percent for the quarter. Excluding the divestiture of Química M in March 2006 and the acquisition of Vidrios Panameños (VIPASA) in April 2006, consolidated sales rose 5.3 percent and consolidated EBITDA increased 29.0 percent year over year.

FINANCIAL HIGHLIGHTS*
	1Q'07	1Q'06	% Change
Consolidated Net Sales	603	568	6.0%
Flat Glass	282	295	-4.5%
Glass Containers	312	266	17.6%
Cost of Sales	433	425	1.8%
Gross Income	170	143	18.4%
Gross Margins	28.1%	25.2%	2.9 pp
SG&A	117	116	1.0%
SG&A % of sales	19.5%	20.5%	-1 pp
EBIT	52	27	93.8%
EBIT Margins	8.7%	4.7%	4 pp
EBITDA	96	74	30.0%
Flat Glass	26	21	26.9%
Glass Containers	68	52	31.8%
EBITDA Margins	15.9%	13.0%	2.9 pp
Net Income	(40)	(55)	-
Net Income Margins	-6.7%	-9.7%	+3 pp
Total Debt	1,466	1,354	8.2%
Short Term Debt	147	460	-68.0%
Long Term Debt	1,319	894	47.5%
Average life of debt	7.1	3.3

Cash & Cash Equivalents(1)	380	132	188.4%
Total Net Debt	1,086	1,222	-11.2%
* Million US$ Nominal
(1) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current and other long-term assets. As of 1Q'07, the restricted cash corresponds to US$151 million deposited in trusts to repay debt.

Federico Sada, Chief Executive Officer, commented "We began 2007 with yet another very solid quarter, one in which Vitro has emerged as a transformed company following the successful completion of our financial plan. On a comparable basis, we achieved the highest consolidated EBITDA for a first quarter since 1Q’01.”
“We are pleased to welcome Enrique Osorio to our solid management team as Chief Financial Officer. He brings to Vitro broad experience and financial expertise. We look forward to working together as we continue building the New Vitro.” Mr. Sada closed.
Enrique Osorio, Chief Financial Officer, noted, “I am delighted to join Vitro and to be a part of the process of taking the company to the next step in its long term strategy. Vitro today is a focused and solid company that has accomplished a great deal and will continue building on its two strong glass businesses.”
“Glass Containers continued reporting outstanding performance, with comparable EBITDA at an all-time high for a first quarter. High production volumes and capacity utilization, coupled with an effective cost control program has translated into strong EBITDA generation,” mentioned Alfonso Gomez Palacio, President of the Glass Containers business unit.
Commenting on the Flat Glass business unit, its President Hugo Lara said, “We are happy to see 27 percent YoY EBITDA growth at the unit. Going forward, we expect Flat Glass’ construction sales to grow at around 6 to 7 percent which are likely to compensate for an anticipated slowdown at the OEM auto markets.”

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (MFRS) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

	Mar-07	Mar-06
Inflation in Mexico
Quarter	1.0%	0.9%
LTM	4.2%	3.4%
Inflation in USA
Quarter	1.1%	0.6%
LTM	3.1%	3.6%
Exchange Rate
Closing	11.0322	10.8935
Devaluation
Quarter	2.0%	2.4%
LTM	1.3%	-2.5%

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials, equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com

First Quarter 2007 results
Conference Call and Web cast
Thursday, May 3, 2007
11:00 AM U.S. EST – 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com. A replay of the web cast will be available through the end of the day on June 3, 2007. For inquiries regarding the conference call, please contact Maura Gedid of Breakstone Group via telephone at (646) 452-2335, or via email at mgedid@breakstone-group.com.

For further information, please contact:

Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 / 1661 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales
EBIT and EBITDA
Consolidated Financing Result
Taxes
Consolidated Net Loss
Capital Expenditures
Consolidated Financial Position
Cash Flow
Key Developments
Flat Glass
Glass Containers
Consolidated Financial Statements
Segmented Information

Consolidated Results

1Q07 Highlights
US$ Million
	SALES				EBITDA				TOTAL DEBT [4]			CASH & CASH EQUIVALENTS [3]			TOTAL NET DEBT
	%	1Q07 $	1Q06 $	YoY Change %	%	1Q07 $	1Q06 $	YoY Change %	1Q07 $	1Q06 $	YoY Change %	1Q07 $	1Q06 $	YoY Change %	1Q07 $	1Q06 $	YoY Change %
FLAT GLASS	47	282	295	-4.5	28	26	21	26.9	37	189	-80.2	22	43	-50.1	16	145	-89.2
G. CONTAINERS	52	312	266	17.6	71	68	52	31.8	186	584	-68.2	270	64	321.3	-84	520	-116.2
HOLDING[1,2]	1	8	8	8.6	1	1	1	2.7	1,243	581	113.9	89	24	263.5	1,154	557	107.4
TOTAL	100	603	568	6.0	100	96	74	30.0	1,466	1,354	8.2	380	132	188.4	1,086	1,222	-11.2
	[1] Sales for the Holding Co. represent only third party revenues.
	[2] Holding includes all corporate companies
	[3] Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current and other long-term assets. As of 1Q'07, the restricted cash corresponds to US$151 million deposited in trusts to repay debt.

	[4] Crisas' debt is not included prior to 2Q'06 as it was considered a Discontinued Operation.

Sales

Consolidated net sales for 1Q’07 increased 6.0 percent YoY to US$603 million from US$568 million last year. For LTM 2007, consolidated net sales rose 6.8 percent to US$2,435 million from US$2,280 in LTM 2006. Glass Containers sales for the quarter rose YoY by 17.6 percent while Flat Glass sales declined 4.5 percent over the same time period.

During the quarter domestic, export and foreign subsidiaries’ sales grew 4.8 percent, 0.3 percent and 11.7 percent YoY respectively.

On a comparable basis, excluding the divestiture of Quimica M in March 2006 and the acquisition of Vidrios Panameños (VIPASA) in April 2006, consolidated net sales for the quarter rose 5.3 percent YoY.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%	LTM		YoY%
	1Q'07	1Q'06	Change	2007	2006	Change

Constant Pesos
Total Consolidated Sales	6,691	6,426	4.1	27,377	26,259	4.3

Flat Glass	3,134	3,368	(7.0)	12,779	13,458	(5.0)
Glass Containers	3,466	2,974	16.5	14,169	12,415	14.1
			--			--
Domestic Sales	2,773	2,650	4.6	11,683	10,874	7.4
Export Sales	1,558	1,572	(0.9)	6,242	6,762	(7.7)
Foreign Subsidiaries	2,360	2,204	7.1	9,452	8,622	9.6

Nominal Dollars
Total Consolidated Sales	603	568	6.0	2,435	2,280	6.8

Flat Glass	282	295	(4.5)	1,136	1,161	(2.1)
Glass Containers	312	266	17.6	1,261	1,085	16.2
			--			--
Domestic Sales	250	239	4.8	1,040	956	8.8
Export Sales	140	140	0.3	556	590	(5.8)
Foreign Subsidiaries	212	190	11.7	839	733	14.4

% Foreign Currency Sales* / Total Sales	58%	58%	0.4 pp	57%	58%	-0.8 pp
% Export Sales / Total Sales	23%	25%	-1.3 pp	23%	26%	-3.1 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 93.8 percent YoY to US$52 million from US$27 million last year. EBIT margin significantly increased 4 percentage points to 8.7 percent. On a LTM basis, consolidated EBIT increased 29.6 percent to US$206 million from US$159 million in LTM 2006. During this same period of time, EBIT margin increased 1.4 percentage points to 8.4 percent.
EBIT for the quarter at Glass Containers increased by 66.8 percent YoY, while at Flat Glass EBIT rose 201.6 percent. On a comparable basis, Glass Containers EBIT, excluding VIPASA, increased 63 percent YoY while Flat Glass EBIT, excluding Quimica M, increased 215 percent YoY.
Consolidated EBITDA for the quarter increased 30.0 percent to US$96 million from US$74 million in 1Q’06. The EBITDA margin increased 2.9 percentage points YoY to 15.9 percent. On a comparable basis, excluding the divestiture of Quimica M and the acquisition of VIPASA, consolidated EBITDA for the quarter increased 29 percent YoY. On a LTM basis, consolidated EBITDA increased 14.7 percent to US$393 million from US$343 million in LTM 2006.
During the quarter, EBITDA increased 26.9 percent YoY to US$26 million at Flat Glass. EBITDA at Glass Containers rose to US$68 million or 31.8 percent YoY. On a comparable basis, excluding Quimica M, EBITDA for Flat Glass during the quarter increased 31 percent YoY while EBITDA for Glass Containers, excluding VIPASA, increased 29 percent YoY. Glass Containers was the major EBITDA contributor for the quarter and for LTM 2007.
The Company’s expense reduction effort continued to benefit results during this quarter, SG&A as percentage of sales was reduced by 100 basis points compared with 1Q’06.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%	LTM		YoY%
	1Q'07	1Q'06	Change	2007	2006	Change

Constant Pesos
Consolidated EBIT	580	309	87.8	2,320	1,834	26.5
Margin	8.7%	4.8%	3.9 pp	8.5%	7.0%	1.5 pp

Flat Glass	153	58	165.6	486	498	(2.5)
Glass Containers	448	272	64.8	1,985	1,358	46.2

Consolidated EBITDA	1,064	828	28.4	4,437	3,943	12.5
Margin	15.9%	12.9%	3 pp	16.2%	15.0%	1.2 pp

Flat Glass	294	239	23.0	1,154	1,197	(3.6)
Glass Containers	757	577	31.2	3,291	2,623	25.5

Nominal Dollars
Consolidated EBIT	52	27	93.8	206	159	29.6
Margin	8.7%	4.7%	4 pp	8.4%	7.0%	1.4 pp

Flat Glass	14	5	201.6	43	42	2.7
Glass Containers	40	24	66.8	176	118	48.8

Consolidated EBITDA	96	74	30.0	393	343	14.7
Margin	15.9%	13.0%	2.9 pp	16.2%	15.0%	1.2 pp

Flat Glass	26	21	26.9	102	103	(0.5)
Glass Containers	68	52	31.8	292	229	27.3

Consolidated Financing Result

Consolidated financing result for the quarter decreased 37.1 percent YoY to US$47 million compared with US$74 million during 1Q’06. This was primarily driven by lower other financial expenses of US$3 million compared with US$27 million in 1Q’06 as result of a higher value in derivative transactions. This effect was coupled with a lower non-cash foreign exchange loss of US$14 million compared with US$18 million during 1Q’06.
On a LTM basis, total consolidated financing cost increased to US$166 million from US$152 million due to a non-cash foreign-exchange loss of US$13 million compared with a non-cash foreign-exchange gain of US$19 million during last year. On a LTM basis, the Mexican peso depreciated by 1.3 percent compared with a 2.5 percent appreciation in the same period last year. In addition, a US$13 million decrease in Other Financial Expenses mainly due to higher value in derivative transactions during LTM 2007, lower interest expense of US$158 million compared with US$164 million during LTM 2006 and a slight increase in interest income partially compensated the above mentioned effect.

Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)
			YoY%	LTM		YoY%
	1Q'07	1Q'06	Change	2007	2006	Change

Constant Pesos
Interest Expense	(477)	(457)	4.3	(1,781)	(1,869)	(4.7)
Interest Income	43	29	47.0	144	130	11.3
Other Financial Expenses*	(52)	(298)	(82.6)	(544)	(670)	(18.7)
Foreign Exchange Loss	(157)	(216)	(27.4)	(159)	219	--
Monetary Position (Loss)	116	109	6.0	435	467	(6.8)
Total Financing Result	(526)	(833)	(36.8)	(1,905)	(1,724)	10.5

Nominal Dollars
Interest Expense	(43)	(41)	4.4	(158)	(164)	(3.6)
Interest Income	4	3	49.9	13	11	14.2
Other Financial Expenses*	(4)	(27)	(84.9)	(47)	(60)	(21.1)
Foreign Exchange Loss	(14)	(18)	(24.3)	(13)	19	--
Monetary Position (Loss)	10	10	4.4	39	41	(5.0)
Total Financing Result	(47)	(74)	(37.1)	(166)	(152)	9.2
* Includes derivative transactions and interest related to factoring transactions

Taxes

Total Taxes decreased from an expense of US$13 million in 1Q’06 to an expense of US$6 million for this quarter. During 1Q’06 the Company decided to cancel an account receivable corresponding to a tax on assets that we were litigating against the Mexican Tax Authorities. Accrued income tax which includes tax on assets increased from US$3 million during 1Q’06 to US$5 million in 1Q’07 due to the tax reform in 2007 which eliminates the deduction of liabilities to determine the tax on assets basis.

Table 4: Taxes
Table 4
Taxes
(Million)
			YoY%	LTM		YoY%
	1Q'07	1Q'06	Change	2007	2006	Change

Constant Pesos
Accrued Income Tax	58	38	52.9	191	37	420.1
Deferred Income Tax (gain)	12	113	(89.3)	(53)	(277)	(80.8)
Total Income Tax	70	151	(53.4)	138	(240)	--

Nominal Dollars
Accrued Income Tax	5	3	61.9	17	3	463.1
Deferred Income Tax (gain)	1	10	(87.5)	(2)	(24)	(91.5)
Total Income Tax	6	13	(51.1)	15	(21)	--

Consolidated Net Loss

During the quarter the Company recorded a consolidated net loss of US$40 million compared to a net loss of US$55 million during the same quarter last year. This variation is mainly the result of higher EBIT of US$52 million compared with US$27 million in first quarter last year as well as a US$27 million decline in total financing costs mainly driven by lower other financial expenses of US$3 million compared with US$27 million in 1Q’06 as result of higher value in derivative transactions. In addition, lower income tax during 1Q’07 partially compensated other expenses of US$39 million, associated with prepayment fees and other expenses related to the debt refinancing completed at the beginning of year 2007, compared to other income of US$5 million in the same quarter last year.

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$53 million, compared with US$21 million in 1Q’06. Glass Containers represented 93 percent of total capex consumption and included investment in a new glass production line, major furnace repairs, the transfer of Vidriera México’s (“Vimex”) facilities and maintenance. Flat Glass accounted for 6 percent and was mainly invested in maintenance.

Consolidated Financial Position

Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and other long term assets, increased QoQ by US$58 million to US$1,086, mainly due to the cost of the refinancing done during the quarter. On a YoY comparison, net debt decreased US$136 million.
As of 1Q’07, the Company had a cash balance of US$380 million, of which US$229 million was recorded as cash and cash equivalents and US$151 million was classified as current and other long term assets. The US$151 million is restricted cash, which corresponds to cash deposited in trusts to repay debt, recorded at Glass Containers.
Consolidated gross debt as of March 31, 2007 totaled US$1,466 million, a QoQ increase of US$325 million and a YoY increase of US$112 million. As of 1Q’07, consolidated gross debt includes VENA’s Euro Commercial Paper (US$110 million) as outstanding since it will be prepaid in May 9, 2007. In addition, 1Q’07 consolidated long-term debt includes US$30 million associated with the covenant defeasance of the Senior Notes due 2011 at VENA.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	1Q'07	4Q'06	3Q'06	2Q'06	1Q'06

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.0	1.7	1.6	1.6	1.6

Leverage
(Total Debt / EBITDA) (Times) LTM(1)	3.6	3.0	3.3	3.8	3.9
(Total Net Debt / EBITDA) (Times) LTM	2.7	2.7	3.1	3.3	3.6

Total Debt(2)	1,466	1,141	1,209	1,297	1,354
Short-Term Debt(3)	147	423	492	580	460
Long-Term Debt(4)	1,319	718	717	717	894

Cash and Equivalents(5)	380	113	77	148	132
Total Net Debt	1,086	1,027	1,132	1,149	1,222

Currency Mix (%) dlls&Euros/Pesos / UDI's	96/2/2	94/6/0	90/6/4	90/7/3	87/7/7
(1) Total Debt / EBITDA Ratio would be 3.5 times when debt referred in notes (3) and (4) is not considered.
(2) Crisa's debt is not included prior to 2Q'06 as it was considered a Discontinued Operation
(3) 1Q'07 short term debt includes VENA's Euro Commercial Paper (US$110 million) which will be prepaid in May 9, 2007. The required cash was placed in a trust for such purpose and accounted for restricted cash.
(4) 1Q'07 long term debt includes US$30 million associated with the covenant defeasance of the Senior Notes due 2011 at VENA. The required cash is also recorded as restricted cash. On July 23, 2008 the restricted cash will be freed from the trust and will be used to pay down the outstanding balance.
(5) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing long term debt and derivatives instruments accounted for in current and other long term assets. As of 1Q'07, the restricted cash corresponds to US$151 million deposited in trusts to repay debt (see notes 3 and 4).

• The Company’s average life of debt as of 1Q’07 was 7.1 years compared with 3.3 years for 1Q’06.
• Short term debt as of March 31, 2007, decreased by US$313 million to 10 percent as a percentage of total debt, compared with 34 percent in 1Q’06.
• As of March 31, 2007 Vitro had an aggregate of US$137 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$77 million and Glass Containers recorded US$60 million.

• Revolving and other short-term debt, including trade-related debt, accounted for 25 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.
• Current maturities of long-term debt, including current maturities of market debt, decreased by US$180 million to US$4 million from US$184 million as of December 31, 2006.

• Maturities for 2007 include VENA’s Euro Commercial Paper (US$110 million) which will be prepaid in May 9, 2007 (the required cash is placed in a trust for such purpose and accounted as restricted cash) and Credit Facilities at the subsidiary level.
• Maturities from 2008 and thereafter include, among others, long-term “Certificados Bursátiles” and the Senior Notes due in 2012, Senior Notes due in 2013 and Senior Notes due in 2017 at the Holding Company level.

Cash Flow

Net free cash flow for the quarter increased to US$2 million compared to negative US$25 million in 1Q’06. This was the result of lower Net Interest Expense, higher EBITDA and a working capital recovery during the quarter. The above mentioned factors more than compensated increased capex needs, cash taxes paid by our foreign subsidiaries and cash tax on assets due to the Mexican tax reform in 2007.
On a LTM basis, the Company recorded a free cash flow of US$43 million compared with US$48 million in LTM 2006. This result was mainly caused by higher capex requirements and cash taxes paid. Higher EBITDA and lower Net Interest Expense helped to partially compensate the above mentioned factors.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%	LTM		YoY%
	1Q'07	1Q'06	Change	2007	2006	Change

Constant Pesos
EBITDA	1,064	828	28.4	4,437	3,943	12.5
Net Interest Expense(2),(3)	(340)	(587)	(42.2)	(2,196)	(2,248)	(2.3)
Capex	(587)	(232)	153.3	(1,571)	(1,092)	43.9
Working Capital(4)	6	(371)	--	269	334	(19.3)
Dividends	(28)	(46)	(40.0)	(140)	(218)	(35.9)
Cash Taxes (paid) recovered	(90)	143	--	(307)	(137)	124.9
Net Free Cash Flow	25	(265)	--	493	583	(15.5)

Nominal Dollars
EBITDA	96	74	30.0	393	343	14.7
Net Interest Expense(2),(3)	(31)	(53)	(42.2)	(192)	(198)	(2.8)
Capex	(53)	(21)	155.4	(140)	(95)	46.8
Working Capital(4)	0	(33)	-	21	28	(25.3)
Dividends	(3)	(4)	(36.5)	(12)	(18)	(34.5)
Cash Taxes (paid) recovered	(8)	13	--	(27)	(12)	131.9
Net Free Cash Flow	2	(25)	--	43	48	(9.9)
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican Financial Reporting Standards (MFRS)
(2) Includes derivative transactions, and other financial expenses and products.
(3) 1Q'07 does not include additional interests and transaction fees associated with the debt refinancing completed at the beginning of year 2007.
(4) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

Key Developments

Organizational Changes in Vitro
On March 29, 2007 the Company announced that with the completion of Vitro's financial restructuring, Alvaro Rodriguez, Chief Financial Office, was leaving the Company to assume new personal and professional challenges. Consistent with Alvaro's planned succession program and the objective to continue strengthening finances as outlined by Vitro's CEO and the Board of Directors, the Company designated Enrique Osorio as Chief Financial Officer. Enrique Osorio graduated in 1974 as CPA at the Instituto Tecnologico y de Estudios Superiores of Monterrey (ITESM). Since then, he has been involved in the finance area and served as Chief Financial Officer at Savia S.A. de C.V. and Seminis Inc. in California. At Seminis, he participated in the Company's financial and operating turnaround, including the restructuring of bank debt. He was involved in merger and acquisition activities as well as investor relations and financing activities. He served as Treasurer at Cigarrera La Moderna. At Grupo Alfa, he participated in the debt restructuring, financing and investor relations areas for 13 years.
Enrique has served as President of the Board of several financial funds including Vecto Divisas S.A. de C.V.; he participated as a member of the board of Xella Mexicana, a German - Mexican investment company. He was a member of the Board of Desarrollos Comerciales y Habitacionales de Vallarta S de RL among other operating and services companies, and has actively participated in financing, acquisitions and merger activities during his career. Enrique will continue to pursue Vitro's plans to improve profitability and reinforce cost reduction and investment discipline efforts to ensure value creation for its investors.
In announcing this organizational change, Federico Sada reiterated Vitro's Executive Committee commitment to keep working as a team to deliver results to those who participate in Vitro's value chain, its shareholders, staff, and communities in which its operates.

Vitro Announces Successful US$1.0 billion Bond Offering
On January 25, 2007 the Company announced it had successfully priced its previously anticipated debt offering, upsized from US$750 million to US$1.0 billion of senior unsecured notes (the "Notes") principally to refinance existing third-party debt at the Vitro holding company level, substantially all of the third-party debt at its subsidiary Vitro Envases Norteamerica, S.A. de C.V. ("VENA") and certain third-party debt at its subsidiary Vimexico, S.A. de C.V. ("Vimexico"). The Notes were issued in two tranches: US$700MM of senior unsecured notes due February 1, 2017 callable after year 2012, at a coupon of 9.125 percent and US$300MM of senior unsecured notes due February 1, 2012, non-callable for life, at a coupon of 8.625 percent. The Notes will pay interest semiannually and will receive guarantees from VENA and its wholly-owned subsidiaries and Vimexico and its wholly-owned subsidiaries. The Notes offering closed on February 1, 2007. The Notes offering was made to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act of 1933.
As previously announced on January 10, 2007, concurrently with the Notes offering, VENA launched an offer to purchase for cash (the "Tender Offer") any and all of its outstanding 10.75 percent senior secured guaranteed notes due 2011 (the "2011 Notes") and a solicitation of consents (the "Consent Solicitation") from the holders of the 2011 Notes. Pursuant to the terms of the Tender Offer and Consent Solicitation, on January 24, 2007 (the "Consent Time"), 87.6 percent of the aggregate principal amount of the 2011 Notes had been tendered. The Tender Offer expired on February 7, 2007.

Vitro Cristalglass Inaugurates Furnace Capable of Tempering Largest Dimension Glass Sheets in Spain
On February 7, 2007 Vitro Cristalglass, Vitro's Flat Glass subsidiary in Europe, held a ceremony to celebrate the inauguration and start-up of its new furnace in the La Rozada facility, located in the vicinity of Villadecanes, Leon with the capacity to temper the largest dimension laminated glass sheets on the Spanish Peninsula and only the third-largest in Europe. In addition to the new temper and thermo hardening furnace, the third that Vitro Cristalglass has installed in the La Rozada facility, a total reorganization of the installation was undertaken to speed up processes that will enable a more efficient response to our valuable customer needs, the end purpose of our existence. With a factory greater than 40,500 square meters on a property of 62,000 square meters, La Rozada is considered the largest glass processing complex in Europe.

Vitro Honored by General Motors as a 2006 Supplier of the Year
On April 11, 2007 the Company announced it was presented the General Motors 2006 Supplier of the Year award for its overall business performance in providing GM with world-class parts and services. The 15th annual award – themed the “Best of the Best” -- was given during ceremonies Saturday, March 31 at the JW Marriott Orlando Grande Lakes in Orlando, Fla. The GM Supplier of the Year award began as a global program in 1992. Winners are selected by a global team of executives from purchasing, engineering, manufacturing and logistics who base their decisions on supplier performance in quality, service, technology and price. This year, General Motors honored 89 suppliers for their outstanding performance throughout 2006. Vitro’s Flat Glass business unit is dedicated to manufacture and distribution of float glass for the automotive and construction industry and is one of the world leading companies in these segments.

Flat Glass

(47 percent of LTM 2007 Consolidated Sales)

Sales

Flat Glass sales for the quarter decreased 4.5 percent YoY to US$282 million from US$295 million. On a comparable basis, excluding Quimica M which was divested in March 2006, sales decreased 3.6 percent YoY.
Domestic sales decreased 13.0 percent YoY, as result of lower automotive and construction-related volumes. Construction-related volumes declined 19 percent YoY while the prices increased 4 percent YoY.
Export sales decreased 12.0 percent YoY mainly due to lower automotive volumes. This effect was partially compensated by an 8 percent increase in construction-related volumes coupled with an improved price mix as the Company continued to focus on inventory reduction.
Automotive sales decreased 8.6 percent YoY driven by a decline in domestic and export volumes in the Original Equipment Manufacturer (“OEM”) business line due to a slow down in purchases from one of our main clients. The available capacity was used to supply both domestic and export Auto Glass Replacement (“AGR”) markets. During this quarter AGR sales increased 11 percent YoY.
Sales from foreign subsidiaries continued an upward trend, increasing 2.4 percent YoY to US$164 million from US$160 million. Sales at Vitro Cristalglass, the Spanish subsidiary, increased 34.6 percent YoY driven by a stronger demand of more value added products (improved product mix) from the construction market. Sales at Vitro Colombia increased 20.1 percent compared with the same quarter last year due to strong demand from the Venezuelan and Ecuadorian markets.

EBIT & EBITDA

EBIT increased 201.6 percent YoY to US$14 million from US$5 million, while EBITDA increased 26.9 percent to US$26 million from US$21 million. During the same period, EBIT and EBITDA margins increased 3.4 and 2.3 percentage points respectively.
During the quarter, on a comparable basis, excluding Quimica M, Flat Glass EBIT increased 215 percent YoY and EBITDA increased 31 percent.
On a YoY comparison, a better product mix in the Construction business line, improved production efficiency and stabilized prices in the domestic construction market had a positive impact on the EBIT and EBITDA generation.
Robust EBITDA generation from Vitro America, Vitro Cristalglass and Vitro Colombia which grew 54.9 percent, 81.8 percent and 11.3 percent YoY, respectively also contributed to increase the EBITDA of this Business Unit.

Table 7: Flat Glass
Table 7
Flat Glass
(Million)
			YoY%	LTM		YoY%
	1Q'07	1Q'06	Change	2007	2006	Change

Constant Pesos
Consolidated Net sales	3,134	3,368	(7.0)	12,779	13,458	(5.0)
Net Sales
Domestic Sales	696	811	(14.2)	3,093	2,929	5.6
Exports	611	693	(11.8)	2,316	3,311	(30.1)
Foreign Subsidiaries	1,828	1,865	(2.0)	7,369	7,218	2.1
EBIT	153	58	165.6	486	498	(2.5)
EBITDA	294	239	23.0	1,154	1,197	(3.6)

EBIT Margin	4.9%	1.7%	3.2 pp	3.8%	3.7%	0.1 pp
EBITDA Margin	9.4%	7.1%	2.3 pp	9.0%	8.9%	0.1 pp

Nominal Dollars
Consolidated Net sales	282	295	(4.5)	1,136	1,161	(2.1)
Domestic Sales	63	73	(13.0)	279	260	7.5
Export Sales	55	63	(12.0)	205	290	(29.3)
Foreign Subsidiaries	164	160	2.4	652	611	6.7
EBIT	14	5	201.6	43	42	2.7
EBITDA	26	21	26.9	102	103	(0.5)

EBIT Margin	4.9%	1.5%	3.4 pp	3.8%	3.7%	0.1 pp
EBITDA Margin	9.4%	7.1%	2.3 pp	9.0%	8.9%	0.1 pp

Volumes
Flat Glass (Thousands of m2R)(2)	30,869	34,180	(9.7)	125,954	140,379	(10.3)

Capacity utilization
Flat Glass furnaces(1)	109%	84%	25 pp
Flat Glass auto	69%	88%	-19 pp

(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

(2) m2R = Reduced Squared Meters

Glass Containers

(52 percent of 2007 Consolidated Sales)

Sales

Sales increased 17.6 percent YoY to US$312 million from US$266 million. On a comparable basis, excluding VIPASA, which was acquired in April 2006, sales increased 15 percent YoY.
The main drivers behind the 12.9 percent YoY increase in domestic sales were higher volumes in the beer, food and wine & liquor segments coupled with an overall improved price mix.
Export sales grew 10.3 percent YoY mainly due to a rise in sales at the CFT (Cosmetics, Fragrances & Toiletries) and wine & liquor business lines driven by both higher volumes and better product mix.
Sales from Glass Containers’ foreign subsidiaries rose 61.7 percent YoY, reflecting the acquisition of VIPASA coupled with an increased demand in Central and South America.

EBIT and EBITDA

EBIT for the quarter increased 66.8 percent YoY to US$40 million from US$24 million in 1Q’06. EBITDA for the same period rose 31.8 percent to US$68 million from US$52 million.

During the quarter, on a comparable basis, excluding VIPASA, Glass Containers EBIT increased 63 percent YoY and EBITDA rose 29 percent.
EBITDA growth continued to be driven by higher sales and improved production efficiencies which optimized fixed costs absorption as well as cost reduction initiatives and better product mix. These factors more than offset superior raw materials and freight costs as well as higher maintenance costs associated with an increased capacity utilization of both furnaces and production lines.
EBITDA from Mexican glass containers operations which is VENA’s core business and represents approximately 80 percent of total EBITDA, rose 33.8 percent YoY.
The Company’s cost reduction efforts continued to benefit results this quarter. On a comparable basis, COGS as percentage of sales decreased by almost 340 basis points compared to 1Q’06.

Table 8: Glass Containers
Table 8
Glass Containers
(Million)
			YoY%	LTM		YoY%
	1Q'07	1Q'06	Change	2007	2006	Change

Constant Pesos
Consolidated Net sales	3,466	2,974	16.5	14,169	12,415	14.1
Net Sales
Domestic Sales	1,987	1,756	13.1	8,159	7,560	7.9
Exports	947	879	7.7	3,926	3,451	13.8
Foreign Subsidiaries	533	339	57.1	2,083	1,404	48.3
EBIT	448	272	64.8	1,985	1,358	46.2
EBITDA	757	577	31.2	3,291	2,623	25.5

EBIT Margin	12.9%	9.1%	3.8 pp	14.0%	10.9%	3.1 pp
EBITDA Margin	21.8%	19.4%	2.4 pp	23.2%	21.1%	2.1 pp

Nominal Dollars
Consolidated Net sales	312	266	17.6	1,261	1,085	16.2
Domestic Sales	179	159	12.9	723	663	9.1
Export Sales	85	77	10.3	351	300	17.0
Foreign Subsidiaries	48	30	61.7	187	122	53.1
EBIT	40	24	66.8	176	118	48.8
EBITDA	68	52	31.8	292	229	27.3

EBIT Margin	12.9%	9.1%	3.8 pp	14.0%	10.9%	3.1 pp
EBITDA Margin	21.8%	19.5%	2.3 pp	23.1%	21.1%	2 pp

Glass Containers
Domestic (Millions of Units)	1,226	1,105	11.0	5,010	4,585	9.3
Exports (Millions of Units)	308	305	1.0	1,346	1,237	8.8
Total	1,535	1,410	8.8	6,356	5,822	9.2

Capacity utilization (furnaces)	99%	98%	1 pp
Capacity utilization (production lines)	91%	84%	7 pp

Alcali (Thousands Tons sold)*	157	154	1.7	-	-	--

* Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

CONSOLIDATED
VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	First Quarter						Last Twelve Months
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2007	2006	% Var.	2007	2006	% Var.	2007	2006	% Var.	2007	2006	% Var.
Consolidated Net Sales	6,691	6,426	4.1	603	568	6.0	27,377	26,259	4.3	2,435	2,280	6.8
Cost of Sales	4,807	4,801	0.1	433	425	1.8	19,682	19,044	3.4	1,751	1,654	5.9
Gross Income	1,884	1,625	15.9	170	143	18.4	7,695	7,215	6.7	684	626	9.4
SG&A Expenses	1,304	1,317	(0.9)	117	116	1.0	5,375	5,381	(0.1)	479	467	2.5
Operating Income	580	309	87.8	52	27	93.8	2,320	1,834	26.5	206	159	29.6
Other Expenses (Income), net	434	(62)	--	39	(5)	--	275	344	(20.0)	24	29	(16.9)

Interest Expense	(477)	(457)	4.3	(43)	(41)	4.4	(1,781)	(1,869)	(4.7)	(158)	(164)	(3.6)
Interest Income	43	29	47.0	4	3	49.9	144	130	11.3	13	11	14.2
Other Financial Expenses (net)	(52)	(298)	(82.6)	(4)	(27)	(84.9)	(544)	(670)	(18.7)	(47)	(60)	(21.1)
Exchange Loss	(157)	(216)	(27.4)	(14)	(18)	(24.3)	(159)	219	--	(13)	19	--
Gain from Monet. Position	116	109	6.0	10	10	4.4	435	467	(6.8)	39	41	(5.0)
Total Financing Cost	(526)	(833)	(36.8)	(47)	(74)	(37.1)	(1,905)	(1,724)	10.5	(166)	(152)	9.2
Inc. (loss) bef. Tax	(381)	(462)	17.5	(34)	(42)	19.3	139	(234)	--	16	(22)	--
Income Tax	70	151	(53.4)	6	13	(51.1)	138	(240)	--	15	(21)	--
Net Inc. (loss) Cont. Opns.	(451)	(612)	26.3	(40)	(55)	26.9	1	6	(79.7)	1	(2)	--
Income (loss)of Discont. Oper.	-	1	--	-	0	--	(31)	15	--	(3)	1	--
Income on disposal of discontinued operations	-	-	--	-	0	--	468	-	--	40	0	--
Extraordinary Items, Net	-	-	--	-	-	--	-	(120)	--	-	(10)	--
Net Income (Loss)	(451)	(611)	26.2	(40)	(55)	26.8	438	(100)	--	38	(11)	--
Net Income (loss) of Maj. Int.	(481)	(597)	19.4	(43)	(54)	19.7	505	(271)	--	44	(25)	--
Net Income (loss) of Min. Int.	30	(14)	--	3	(1)	--	(67)	171	--	(6)	14	--

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2007	2006	% Var.	2007	2006	% Var.	FINANCIAL INDICATORS	1Q'07	1Q'06
Cash & Cash Equivalents	2,524	1,027	145.8	229	90	153.3	Debt/EBITDA (LTM, times)	3.6	3.9
Trade Receivables	1,353	1,320	2.6	123	114	7.6	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.0	1.6
Inventories	3,879	3,965	(2.2)	352	346	1.5	Debt / (Debt + Equity) (times)	0.7	0.7
Other Current Assets	3,721	2,160	72.2	337	190	77.6	Debt/Equity (times)	2.0	1.9
Current Assets from Disc. Operations	-	879	--	-	77	--	Total Liab./Stockh. Equity (times)	2.7	2.7
Total Current Assets	11,478	9,351	22.7	1,040	818	27.2	Curr. Assets/Curr. Liab. (times)	2.0	0.9
							Sales/Assets (times)	0.9	0.9
Prop., Plant & Equipment	15,836	17,383	(8.9)	1,435	1,527	(6.0)	EPS (Ps$) *	(1.5)	(2.0)
Deferred Assets	2,269	2,562	(11.4)	206	221	(6.9)	EPADR (US$) *	(0.4)	(0.5)
LT Assets from Disc. Operations	-	1,187	--	-	105	--
Other Long-Term Assets	680	387	75.7	62	34	82.1	* Based on the weighted average shares outstanding.
Total Assets	30,263	30,870	(2.0)	2,743	2,705	1.4	OTHER DATA
							# Shares Issued (thousands)	386,857	324,000
Short-Term & Curr. Debt	1,621	5,237	(69.1)	147	460	(68.0)
Trade Payables	1,951	1,908	2.2	177	166	6.5	# Average Shares Outstanding
Other Current Liabilities	2,296	2,524	(9.1)	208	222	(6.2)	(thousands)	311,395	295,728
Current Liabilities from Disc. Operations	-	467	--	-	41	--
Total Curr. Liab.	5,867	10,136	(42.1)	532	889	(40.2)
Long-Term Debt	14,550	10,155	43.3	1,319	894	47.5	# Employees	23,449	21,542
Other LT Liabilities	1,670	1,507	10.9	151	131	15.5
LT Liabilities from Disc. Operations	-	800	--	-	70	--
Total Liabilities	22,088	22,598	(2.3)	2,002	1,985	0.9

Majority interest	6,394	5,381	18.8	579	471	23.1
Minority Interest	1,782	2,891	(38.4)	162	250	(35.1)
Total Shar. Equity	8,176	8,272	(1.2)	741	720	2.9

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	First Quarter						Last Twelve Months
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
FLAT GLASS
Net Sales	3,139	3,369	-6.8%	282	295	-4.3%	12,784	13,461	-5.0%	1,136	1,161	-2.1%
Interd. Sales	4	0	2169.4%	0	0	2138.9%	6	3	115.1%	1	0	126.0%
Con. Net Sales	3,134	3,368	-7.0%	282	295	-4.5%	12,779	13,458	-5.0%	1,136	1,161	-2.1%
Expts.	611	693	-11.8%	55	63	-12.0%	2,316	3,311	-30.1%	205	290	-29.3%
EBIT	153	58	165.6%	14	5	201.6%	486	498	-2.5%	43	42	2.7%
Margin (1)	4.9%	1.7%		4.9%	1.5%		3.8%	3.7%		3.8%	3.6%
EBITDA	294	239	23.0%	26	21	26.9%	1,154	1,197	-3.6%	102	103	-0.5%
Margin (1)	9.4%	7.1%		9.4%	7.1%		9.0%	8.9%		9.0%	8.9%

Flat Glass Volumes (Thousand m2R)(3)
Const + Auto				30,869	34,180	-9.7%				125,954	140,379	-10.3%

GLASS CONTAINERS
Net Sales	3,480	2,998	16.1%	314	268	17.1%	14,242	12,525	13.7%	1,268	1,095	15.8%
Interd. Sales	14	24	-42.6%	1	2	-42.4%	74	110	-32.6%	7	10	-31.8%
Con. Net Sales	3,466	2,974	16.5%	312	266	17.6%	14,169	12,415	14.1%	1,261	1,085	16.2%
Expts.	947	879	7.7%	85	77	10.3%	3,926	3,451	13.8%	351	300	17.0%
EBIT	448	272	64.8%	40	24	66.8%	1,985	1,358	46.2%	176	118	48.8%
Margin (1)	12.9%	9.1%		12.9%	9.1%		14.0%	10.9%		14.0%	10.9%
EBITDA	757	577	31.2%	68	52	31.8%	3,291	2,623	25.5%	292	229	27.3%
Margin (1)	21.8%	19.4%		21.8%	19.5%		23.2%	21.1%		23.1%	21.1%

Glass containers volumes (MM Pieces)
Domestic				1,226	1,105	11.0%				5,010	4,585	9.3%
Exports				308	305	1.0%				1,346	1,237	8.8%
Total:Dom.+Exp.				1,535	1,410	8.8%				6,356	5,822	9.2%

Soda Ash (Thousand Tons)				157	154	1.7%				-	-	--

CONSOLIDATED (2)
Net Sales	6,709	6,452	4.0%	604	571	5.9%	27,458	26,378	4.1%	2,442	2,290	6.7%
Interd. Sales	18	25	-28.3%	2	2	-27.9%	81	119	-31.8%	7	10	-30.8%
Con. Net Sales	6,691	6,426	4.1%	603	568	6.0%	27,377	26,259	4.3%	2,435	2,280	6.8%
Expts.	1,558	1,572	-0.9%	140	140	0.3%	6,242	6,762	-7.7%	556	590	-5.8%
EBIT	580	309	87.8%	52	27	93.8%	2,320	1,834	26.5%	206	159	29.6%
Margin (1)	8.7%	4.8%		8.7%	4.7%		8.5%	7.0%		8.4%	7.0%
EBITDA	1,064	828	28.4%	96	74	30.0%	4,437	3,943	12.5%	393	343	14.7%
Margin (1)	15.9%	12.9%		15.9%	13.0%		16.2%	15.0%		16.2%	15.0%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.
(3) m2R = Reduced Squared Meters

Annexes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: May 2, 2007